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                       DAIRY MART CONVENIENCE STORES, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES             EXHIBIT 12


                                                                        FISCAL YEAR ENDED
                                                      JANUARY 30,     JANUARY 29,   JANUARY 28,   FEBRUARY 3,    FEBRUARY 1,
                                                         1993           1994           1995          1996          1997

                                                              (IN THOUSANDS)

Earnings
 Income from continuing operations                    ($ 2,899)      $  1,794       ($10,761)      ($ 6,000)    ($1,886)
 Provision for (benefit from) income taxes              (1,898)         1,308         (6,558)        (3,220)       (727)
                                                        ------         ------         ------         ------     -------
   Earnings before income taxes                         (4,797)         3,102        (17,319)        (9,220)     (2,613)

 Fixed charges                                          13,183         12,905         14,741         15,290      16,357
 Less: Capitalized interest                                254             56             75             69          29
                                                        ------         ------         ------         ------     -------
   Net fixed charges                                    12,929         12,849         14,666         15,221      16,328

   Earnings available for fixed charges               $  8,132       $ 15,951       ($ 2,653)      $  6,001     $13,715
                                                      ========       ========       ========       ========     =======
Fixed charges:
 Interest expense                                     $  7,456       $  7,644       $  9,219       $  9,661      10,877
 Amortization of deferred financing costs                  282            271            340            461         277
 Capitalized interest                                      254             56             75             69          29
 Portion of rents representative
   of the interest factor(2)                             5,191          4,934          5,107          5,099       5,174
                                                        ------         ------         ------         ------      ------
     Total fixed charges                              $ 13,183       $ 12,905       $ 14,741       $ 15,290     $16,357
                                                      ========       ========       ========       ========     =======


Ratio of earnings to fixed charges                        0.62(1)        1.24          (0.18)(1)       0.39(1)     0.84(1)
                                                      ========       ========       ========       ========     =======

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(1)  For the fiscal years ended January 30, 1993, January 28, 1995, February 3,
     1996 and February 1, 1997 the Company's earnings were inadequate to cover fixed charges by $5,051,000, $17,394,000, $9,289,000 and $2,642,000,
     respectively.
(2) The portion of rents representative of the interest factor is deemed to be 1/3 of rent expense.


     The deficit was calculated by taking the difference between earnings available for fixed charges and total fixed charges.